UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20

2000 Antwerp

Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the “Company”), dated August 27, 2026, announcing that the Company has reported its unaudited financial results for the second quarter ended June 30, 2026.

The information contained in Exhibit 99.1 to this report on Form 6-K, excluding the commentary of Alexander Saverys, Chief Executive Officer, is hereby incorporated by reference into the Company’s registration statement on Form F-3ASR (File No. 333-289724) that was filed with the U.S. Securities and Exchange Commission effective August 20, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: August 27, 2026

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer